SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 08, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
(PUBLICLY TRADED COMPANY)
Corporate Taxpayer Registration: 02.570.688/0001-70
Board of Trade: 53 3 0000581 - 8

MINUTES OF THE BOARD OF DIRECTORS MEETING
Held on August 7, 2007

Date, Time and Venue:
On the 7th of August, 2007, at 4:00 p.m., at the offices of Brasil Telecom S.A. (“BT” or “Company”) located at Av. Presidente Wilson, 231 – 26th floor, in the city and state of Rio de Janeiro.

Call Notice:
Call notice issued pursuant to Article 26, sole paragraph of the Company’s Bylaws, through a letter signed by the Chairman of the Board of Directors, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Attendance:
The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Kevin Michael Altit, Ricardo Ferraz Torres and José Luiz Guimarães Junior, according to the signatures fixed to these minutes. Also present were Messrs. Fabio de Oliveira Moser, Corporate Governance and Corporate Business Officer, and Darwin Corrêa, Legal Officer.

Presiding Board:
Chairman: Sergio Spinelli Silva Junior
Secretary: Filipe Laudo de Camargo

Agenda:
1) Approve that the Executive Board of BT enters into and fulfills the Mutual Release Agreement, and also any other document that comes to be required or desirable for the consummation and effectiveness of the objectives of said Mutual Release Agreement.

Resolutions:
Initially, the Board of Directors approved unanimously that the Minutes of this Board of Directors’ Meeting be drafted in summarized form, in compliance with Article 130, 1st paragraph of Law 6,404/76, with the option of submitting protests and manifestations, which shall be received by the Meeting’s presiding board and filed at the Company’s headquarters.

Subsequently, the Chairman registered the receipt of the minutes of the Advance Meeting of Invitel S.A. and the Meeting of Brasil Telecom Participações S.A. (Docs. 2 and 3, respectively), both held on August 6, 2007, the resolutions of which contain the votes to be cast by the selected Board Members indicated by Invitel.

Regarding the sole item on the agenda, the Chairman requested that it be recorded that all clarifications were provided related to the Mutual Release Agreement, which was ratified by the members of the board. The matter was put to a vote, and unanimously approved that the Executive Board enter into and fulfill the Mutual Release Agreement disclosed through the publishing of a Material Fact dated July 18, 2007, and any other document required or desired for the consummation and effectiveness of the objectives of said Mutual Release Agreement (Doc. 4).

Closure:
With no further business to discuss, the minutes of this Board of Directors Meeting were drafted, which were approved and signed by all present.

Rio de Janeiro, August 7, 2007

Sergio Spinelli Silva Junior	Filipe Laudo de Camargo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.